Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Passenger Electric Mobility Limited, a Wholly Owned Subsidiary of the Company signs Memorandum of Understanding for the potential acquisition of Ford India’s Vehicle Manufacturing Plant at Sanand, Gujarat

Mumbai, May 30, 2022: Tata Passenger Electric Mobility Limited (TPEML), a subsidiary of Tata Motors Ltd, and Ford India Private Limited (FIPL), have today signed a Memorandum of Understanding (MOU) with the Government of Gujarat (GoG) for the potential acquisition of FIPL’s Sanand vehicle manufacturing facility including (i) Land & Buildings (ii) Vehicle Manufacturing Plant, Machinery and Equipment and (iii) transfer of all eligible employees of FIPL Sanand’s vehicle manufacturing operations, subject to the signing of definitive agreements and receipt of relevant approvals. FIPL will operate its Powertrain manufacturing facilities by leasing back the land and buildings of the Powertrain unit from TPEML.

Tata Motor’s Passenger and Electric Vehicles have delivered market beating growth with its “New Forever” range of products over the last two years. This growth momentum is expected to continue with the strong pipeline of future ready products and our proactive investments in Electric Vehicles. With increasing capacity utilisations, sustaining this growth will require augmenting TML’s PV/EV manufacturing capacity in the coming years.

The Ford India vehicle manufacturing site at Sanand is a state-of-the-art site. TPEML would invest into new machinery and equipment which is necessary to commission and make the unit ready to produce its vehicles. With the proposed investments, it would establish an installed capacity of 300,000 units per annum, which would be scalable to more than 400,000 units. We anticipate this to take a few months. This MOU for a potential acquisition of this unit, is a win-win for all stakeholders and helps Tata Motors accelerate the enhancement of its PV/EV manufacturing capacity. This unit is adjacent to the existing manufacturing facility of Tata Motors Passenger Vehicles Limited at Sanand, which should help in a smooth transition.

Announcing the signing of this MoU, Dr. Rajiv Kumar Gupta, IAS, Additional Chief Secretary, Government of Gujarat, said, “This MoU is intended to catalyse a win-win for all the stakeholders and ensure a smooth transition. This effort reinforces Gujarat’s image as a progressive, investment-friendly state and its resolve to further strengthen the state as a leading automotive hub in the country. It will boost the confidence of the international investment community, reinforce Gujarat’s position as the top investment destination in the country and further strengthen the Atmanirbhar vision of our Hon’ble Prime Minister”

Speaking on the occasion, Mr. Shailesh Chandra, Managing Director, Tata Motors Passenger Vehicles Limited and Tata Passenger Electric Mobility Limited, said, “Tata Motors has a strong presence in Gujarat for more than a decade with its own manufacturing facility at Sanand. This MoU further reinforces our commitment to the state by creating more employment and business opportunities. Rising customer preference for passenger and electric vehicles made by Tata Motors has led to a multi-fold growth for the company over the past few years. This potential transaction will support expansion of capacity, thus securing future growth and opportunity to further strengthen our position in the passenger and electric vehicles space.”

This MOU will be followed by signing of the definitive transaction agreements between TPEML and FIPL over the next few weeks.

About Tata Motors

Part of the USD 109 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 34 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia, supported by a strong global network of 103 subsidiaries, 11 associate companies, 4 joint ventures and 2 joint operations as on December 31, 2021, Tata Motors’ commercial and passenger vehicles are marketed in countries, spread across Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

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